Item 77C.  Submission of matters to a vote
of security holders

The annual meeting of stockholders was held on April 18, 2017 in New York (the "Annual
Stockholder Meeting"). The voting results for the proposal considered at the Annual
Stockholder Meeting are as follows:

Election of Directors. The stockholders of the Fund elected William C. Kirby,
Anthony Kai Yiu Lo, Shelley E. Rigger
and Anthony S. Clark to the Board of
Directors to serve for a one year
term expiring on the date of which the
annual meeting of stockholder is held
in 2018 or until their successors are
elected and qualified. The stockholders of the Fund did not re-elect Michael
F. Holland to serve on the Board of
Directors.

Director
Votes cast "for"
Votes "against/withheld"
William C. Kirby
7,214,316
157,823
Michael F. Holland
3,292,494
4,079,645
Anthony Kai Yiu Lo
3,720,043
3,652,096
Shelley E. Rigger
7,127,817
244,322
Anthony S. Clark
3,790,439
3,581,700